Exhibit 99.1

Gamehaus Holdings Inc.

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

Notice of Extraordinary General Meeting of Holders of Class A Ordinary Shares

To Be Held on July 10, 2026, at 9:00 a.m. Eastern Time

(or any adjournment or postponement thereof)

To the Holders of Class A Ordinary Shares of Gamehaus Holdings Inc.:

Gamehaus Holdings Inc. (the “Company,” or “we”) will hold an extraordinary general meeting of holders of Class A ordinary shares, par value US$0.0001 each (the “Class A ordinary shares”) (the “Class A EGM”) on July 10, 2026, at 9:00 a.m. Eastern Time (9:00 p.m. Beijing Time on the same day), at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China. There will be no virtual meeting. Instructions regarding voting are listed on the proxy card.

The Class A EGM is called for the purposes of considering the following proposals:

Proposal One: The Voting Rights Variation Proposal

To consider and pass the following ordinary resolution:

“It is resolved, as an ordinary resolution, that the number of votes holders of Class B ordinary share, par value US$0.0001 each, of the Company (the “Class B ordinary shares”) are entitled to, be increased from fifteen (15) votes to fifty (50) votes (the “Voting Rights Variation”).”

Proposal Two: The Adjournment Proposal

To consider and by way of ordinary resolution to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” to approve foregoing proposal(s).

The Board has established the close of business on June 12, 2026 as the “record date” that will determine the shareholders who are entitled to receive notice of and to vote at the Class A EGM or at any adjournment or postponement of the Class A EGM. The notice of the Class A EGM, this proxy statement, and the proxy card will be first sent or made available to the holders of the Class A ordinary shares (the “Class A Shareholders”) on or about June 23, 2026.

Attendance at the Class A EGM is limited to Class A Shareholders, their proxies and invited guests of the Company. Your vote is important.

Whether or not you expect to attend the Class A EGM, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 11:59 p.m. ET on July 9, 2026 to ensure your representation at such meeting. Class A Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote at the Class A EGM.

Class A Shareholders may obtain a copy of the proxy materials, free of charge, from the Company’s website at https://ir.gamehaus.com/EGM or by submitting a request to ir@gamehaus.com.

By Order of the Board of Directors,

/s/ Feng Xie
Feng Xie
Chairman of the Board of Directors

June 23, 2026

Gamehaus Holdings Inc.

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

To Be Held on July 10, 2026, at 9:00 a.m. Eastern Time

(or any adjournment or postponement thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Gamehaus Holdings Inc. (the “Company,” “we,” “us,” or “our”) for the extraordinary general meeting of holders of Class A ordinary shares, par value US$0.0001 each (the “Class A ordinary shares,” together with Class B ordinary shares, par value US$0.0001 each, of the Company, the “Ordinary Shares”) (the “Class A EGM”) to be held on July 10, 2026, at 9:00 a.m. Eastern Time (9:00 p.m. Beijing Time on the same day) at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China, and at any adjournment or postponement thereof. There will be no virtual meeting. Instructions regarding voting are listed on the proxy card.

Only holders of Class A ordinary shares (the “Class A Shareholders,” each a “Class A Shareholder”) of record at the close of business on June 12, 2026 (the “Record Date”) are entitled to attend and vote at the Class A EGM or at any adjournment thereof. The presence physically or by proxy of one or more Class A Shareholders holding Class A ordinary shares which carry in aggregate not less than one-third of all Class A ordinary shares entitled to vote as of the Record Date shall form a quorum.

Any Class A Shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain Class A Shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or made available to the Class A Shareholders is on or about June 23, 2026.

Your vote is important. Whether or not you expect to attend the Class A EGM, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Class A Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote at the Class A EGM. If you hold your shares in street name and wish to vote your shares at the Class A EGM, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF CLASS A ORDINARY SHARES

The following questions and answers are intended to address briefly some commonly asked questions regarding the Class A EGM. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Class A EGM to approve the Voting Rights Variation and Adjournment.

We have included in this proxy statement important information about the Class A EGM. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Class A EGM. Your vote is very important, and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the Class A Shareholders being asked to consider?

A: The Class A Shareholders are being asked:

Proposal One: The Voting Rights Variation Proposal

“It is resolved, as an ordinary resolution, that the number of votes holders of Class B ordinary share, par value US$0.0001 each, of the Company (the “Class B ordinary shares”) are entitled to, be increased from fifteen (15) votes to fifty (50) votes (the “Voting Rights Variation”).”

Proposal Two: The Adjournment Proposal

To consider and approve by way of ordinary resolution to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal.

Q: What are the recommendations of the Board?

A: The board has unanimously approved the proposals described herein. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE CLASS A SHAREHOLDERS VOTE “FOR” THE PROPOSAL(S).

Q: When and where will the Class A EGM be held?

A: The Class A EGM will be held on July 10, 2026, at 9:00 a.m. Eastern Time (9:00 p.m. Beijing Time on the same day), and at any adjournment or postponement thereof. The Class A EGM will be held at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China. There will be no virtual meeting.

Q: Who is entitled to vote at the Class A EGM?

A: The record date for the Class A EGM is on June 12, 2026 (the “Record Date”). Only Class A Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Class A EGM or any adjournment or postponement thereof. As of the Record Date, there were 57,319,213 Ordinary Shares issued and outstanding, consisting of 49,520,156 Class A ordinary shares and 7,799,057 Class B ordinary shares. Each Class A ordinary share that you own entitles you to one (1) vote.

Q: What constitutes a quorum for the Class A EGM?

A: At the Class A EGM, the presence physically or by proxy of one or more Class A Shareholders holding Class A ordinary shares which carry in aggregate not less than one-third of all Class A ordinary shares entitled to vote as of the Record Date will constitute a quorum at such Class A EGM. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: The approval of the Voting Rights Variation Proposal requires that a simple majority of the votes cast at the meeting by the Class A Shareholders present physically or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Before the number of votes attached to each Class B ordinary share may be increased from fifteen (15) to fifty (50), Article 2.11 of the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing M&AA”) provides that the right attaching to a class of shares (unless otherwise provided by the terms of issue of the shares of that class) may only be varied with either (a) the shareholders holding not less than two-thirds of the issued ordinary shares of that class consent in writing to the variation; or (b) with the sanction of a special resolution at a separate general meeting of the shareholders holding the issued ordinary shares of that class.

The Company has obtained the consent in writing from its sole shareholder of Class B ordinary shares prior to the Class A EGM.

The approval of the Adjournment Proposal requires that a simple majority of the votes cast at the meeting by the Class A Shareholders present physically or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Assuming that the foregoing proposals have been approved by the Class A Shareholders, the Company will intend to seek the approvals at an extraordinary general meeting of holders of the Company’s Class A ordinary share and Class B ordinary shares for which it has, contemporaneously with this proxy statement, sent out a notice of meeting and proxy statement.

Q: How do the Class A Shareholders vote?

A: The Class A Shareholders may vote by following the voting instructions provided on the voting document received.

Q: How can I attend the meeting?

A: The meeting is open to all Class A Shareholders as of the Record Date. You may attend the Class A EGM in person at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China.

Q: May Class A Shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Class A EGM.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: If, on the Record Date, your Class A ordinary shares were registered directly in your name with our transfer agent, VStock Transfer LLC (the “VStock”), you are a “Shareholder of Record” who may vote at the Class A EGM, and we are sending these proxy materials directly to you. If, on the Record Date, your Class A ordinary shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are likely being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Class A EGM. As the beneficial owner, it is likely that you have the right to direct your broker on how to vote your shares and to attend the Class A EGM. However, since you are not the Shareholder of Record, you may not vote these Class A ordinary shares unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder.

Q: How do I vote prior to and during the Class A EGM?

A: Class A Shareholders can vote in person with the written ballots we pass out during the Class A EGM.

In addition, if you would like to vote by proxy by one of the following ways, to ensure your presence at the Class A EGM, your proxy must be received no later than 11:59 p.m. ET on July 9, 2026:

●	Registered holders of VStock can:

(i)	Vote online by going to http://www.vstocktransfer.com/proxy and clicking “Proxy Voter Login” to use your VStock Control Number to vote;
(ii)	Vote by mail by signing, dating and mailing the enclosed proxy card to the address in the envelope the VStock has provided;

●	Beneficial holders of Class A ordinary shares will need to obtain a “Legal Proxy” from the brokers in which they own their shares and mail that Legal Proxy, along with a completed Proxy Card.

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted at the discretion of your nominated proxy. If you return a signed proxy card, but do not nominate a proxy, the Chairman of the Class A EGM will be appointed as your proxy. If the Chairman is appointed as your proxy and you do not provide voting instructions, your shares will be voted:

●	FOR the Voting Rights Variation Proposal;
●	FOR the Adjournment Proposal; and
●	according to the discretion of the Chairman if a proposal comes up for a vote at the Cass A EGM that is not on the proxy card.

Q: Can I change my vote or revoke my proxy?

A: Any Class A Shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,
●	submitting a properly signed proxy card by mail bearing a later date,
●	voting over the Internet, or
●	voting in person at the Class A EGM.

Q: Do I have appraisal rights?

A: The Class A shareholders do not have appraisal rights with respect to the matters to be voted upon at the Class A EGM.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Gamehaus Holdings Inc., 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China, or IR@Gamehaus.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Class A EGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who paid for this proxy solicitation?

A: The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to Class A Shareholders in connection with the solicitation of proxies is borne by us.

PROPOSAL ONE

THE VOTING RIGHTS VARIATION PROPOSAL

What am I voting on?

Currently, each Class B ordinary Share is, whether on a poll or on a show of hands, entitled to fifteen (15) votes for each Class B ordinary share held. The Company is proposing to vary the rights of the Class B ordinary shares in such manner and to such extent that each holder of Class B ordinary shares will be, whether on a poll or on a show of hands, entitled to exercise fifty (50) votes for each Class B ordinary share held. Each Class A Shareholder is and shall remain entitled, whether on a poll or on a show of hands, to one vote for each Class A ordinary share held. As of the Record Date, the Company has a total of 57,319,213 Ordinary Shares issued and outstanding, consisting of 49,520,156 Class A ordinary shares and 7,799,057 Class B ordinary shares, respectively. Mr. Feng Xie, the Chairman of the Board of Directors, via Funtery Holding Limited, beneficially owns a total of 15,598,113 Ordinary Shares, consisting of 7,799,056 Class A ordinary shares and 7,799,057 Class B ordinary shares, representing 76.7% of the aggregate voting power of the Company’s issued and outstanding Ordinary Shares. Funtery Holding Limited is the sole shareholder of the Class B ordinary shares. As a result of the Voting Rights Variation, Mr. Feng Xie will beneficially have 91.3% of the aggregate voting power of the Company’s issued and outstanding Ordinary Shares.

Article 2.11 of the Existing M&AA provides that the right attaching to a class of shares (unless otherwise provided by the terms of issue of the shares of that class) may only be varied with either (a) the shareholders holding not less than two thirds of the issued ordinary shares of that class consent in writing to the variation; or (b) with the sanction of a special resolution at a separate general meeting of the shareholders holding the issued ordinary shares of that class.

The Voting Rights Variation will dilute the voting power of Class A ordinary shares. Accordingly, the purpose of the Class A EGM is to seek the approval of Class A Shareholders to the Voting Rights Variation and the consequent dilution of voting power of the Class A ordinary shares by way of an ordinary resolution.

The Company has obtained the consent in writing from Funtery Holding Limited, the sole shareholder of Class B ordinary shares prior to the Class A EGM.

Assuming that Voting Rights Variation Proposal has been approved by the Class A Shareholders, the Company will intend to seek the approval at an extraordinary general meeting of shareholders of the Company’s Class A ordinary share and Class B ordinary shares, which to be held following the Class A EGM on July 10, 2026, at 9:30 a.m. Eastern Time (9:30 p.m. Beijing Time on the same day) at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China, and at any adjournment or postponement thereof, and for which the Company has, contemporaneously with this proxy statement, sent out a notice of meeting and proxy statement for.

Resolution

The full text of the resolution to be proposed is as follows:

“It is resolved, as an ordinary resolution, that the number of votes holders of Class B ordinary share, par value US$0.0001 each, of the Company are entitled to, be increased from fifteen (15) votes to fifty (50) votes.”

Vote Required

The affirmative vote of a simple majority of the votes cast by such Class A Shareholders as, being entitled to do so, vote physically or by proxy is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE PROPOSAL ONE.

PROPOSAL TWO
THE ADJOURNMENT PROPOSAL

What am I voting on?

This proposal, if approved, will allow the Chairman of the Class A EGM to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal. The Adjournment Proposal will only be presented to our Class A Shareholders at the discretion of the Board in the event, based on the tabulated votes, there are not sufficient votes for, or otherwise in connection with, the approval of the other proposal at the time of the Class A EGM.

Resolution

The full text of the resolution to be proposed is as follows:

“It is resolved as an ordinary resolution that, the extraordinary general meeting of holders of Class A ordinary shares of the Company be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of the Company to be held on or about the date of the meeting.”

Vote Required for Approval

The affirmative vote of a simple majority of the votes cast by such Class A Shareholders as, being entitled to do so, vote physically or by proxy is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE PROPOSAL TWO.

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on July 9, 2026.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Holders of Class A Ordinary Shares Proxy Card - Gamehaus Holdings Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

Proposal One: The Voting Rights Variation Proposal

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal Two: The Adjournment Proposal

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Feng Xie, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Gamehaus Holdings Inc. (the "Company") which the undersigned is entitled to vote, as specified on the reverse side, at the extraordinary general meeting of shareholders of the Company on July 10, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSAL.

The proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponement thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Gamehaus Holdings Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:___________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)